Exhibit 99.1

November 14, 2013

Press release

Turquoise Hill provides update on Oyu Tolgoi, announces filing of preliminary prospectus for rights offering and an extension of interim funding and new bridge facilities and releases financial results and review of operations for the third quarter of 2013

VANCOUVER, CANADA – Turquoise Hill Resources provided an update today on the status of its Oyu Tolgoi Project relating to discussions with the Government of Mongolia, as well as the timing and availability of project financing. The Company also announced it has filed today a preliminary prospectus with securities regulatory authorities in Canada and the United States in connection with a proposed rights offering and released its financial results for the quarter ended September 30, 2013. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Discussions with the Government of Mongolia continue in order to reach agreement on outstanding issues; there is positive engagement between the parties and progress is being made.

•	Given uncertainties surrounding the timing of resolution of issues with the Government of Mongolia, including obtaining all required approvals and completion of the Oyu Tolgoi expansion feasibility study, Turquoise Hill is unable to complete project financing in 2013.

•	Turquoise Hill remains committed to obtaining project finance to fund the development of the Oyu Tolgoi Project and is engaging with the Government of Mongolia to achieve this; work continues on the optimization of the underground mine design and construction plan and finalization of the feasibility study.

•	In light of uncertainty of project financing timing and in accordance with the 2013 Memorandum of Agreement, Turquoise Hill has filed today a preliminary prospectus for a rights offering.

•	Turquoise Hill and Rio Tinto have agreed to extend the maturity date of the Interim Funding Facility and the New Bridge Facility to no later than January 15, 2014 in order to allow for completion of the rights offering.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

•	The Oyu Tolgoi concentrator consistently achieved throughput capacity of above 95% of capacity during Q3’13 and is now operating at nameplate capacity of approximately 100,000 tonnes of ore processed per day.

•	Oyu Tolgoi operations continue to progressively ramp up and are now expected to produce between 72,000 and 77,000 tonnes of copper in concentrates for 2013.

•	Daily rates for shipments of concentrate are expected to be broadly aligned with production rates by the end of 2013 and the Oyu Tolgoi mine should reach full capacity by the end of 2013.

•	Oyu Tolgoi customers have received the necessary approvals allowing them to collect purchased concentrate from the Chinese-border warehouse; as at November 12, 2013 approximately 5,000 tonnes had been collected.

•	Funding and development of the Oyu Tolgoi mine’s underground were delayed during Q3’13 until outstanding issues with the Government of Mongolia are concluded and a new timetable can be agreed.

•	By the end of 2013, Oyu Tolgoi expects 90% of its employees will be Mongolian nationals in line with the Investment Agreement requirements.

•	Exploration drilling results have confirmed potential Hugo West deposit in Oyu Tolgoi trend; first drill hole returned intersection of 502 metres at 0.54% copper and 0.32g/t gold.

•	In Q3’13, SouthGobi produced approximately 1.1 million tonnes of raw coal with a strip ratio of 1.39.

•	On November 1, 2013 Turquoise Hill announced that it had completed the divestment of its 56.1% stake in Inova Resources.

OYU TOLGOI UPDATE

Turquoise Hill, Rio Tinto and the Government of Mongolia are continuing discussions concerning issues associated with the development and operation of Oyu Tolgoi, including project financing. These discussions are taking place to achieve a resolution of the outstanding issues and Turquoise Hill believes there is positive engagement between the parties and progress is being made. All parties are working together to resolve all remaining issues, including the sharing of economic value from the project, clarification of initial development and construction costs, access to water, and the timing, completion and Oyu Tolgoi LLC shareholder approval of the feasibility study for the expansion of operations.

Senior representatives of the Government have indicated that approval of project financing is a matter for the Board of Oyu Tolgoi LLC rather than the Mongolian Parliament, and recent discussions indicate progress and a willingness from all parties to co-operate to resolve outstanding issues.

Some uncertainty remains regarding the approvals process and timing required to:

•	Resolve the outstanding shareholder issues;
•	Enable completion of the proposed project financing package;
•	Complete the feasibility study for the expansion of operations at Oyu Tolgoi; and
•	Obtain all necessary government and shareholder approvals.

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Given these uncertainties, Turquoise Hill is of the view that it will not be in a position to complete and draw down project financing in 2013. Turquoise Hill remains committed to obtaining project finance to fund the Oyu Tolgoi Project and is engaging with the Government to achieve this. The Company continues to work on the optimization of the underground mine design and construction plan and the finalization of the feasibility study.

FILING OF PRELIMINARY PROSPECTUS AND EXTENSION OF INTERIM FUNDING AND NEW BRIDGE FACILITIES

In light of the uncertainty relating to the timing of the availability of project financing and in accordance with the Company’s 2013 Memorandum of Agreement (the “2013 MOA”) announced in August 2013, which was entered into with Rio Tinto in connection with a new secured $600 million bridge facility (the “New Bridge Facility”) maturing on December 31, 2013, Turquoise Hill also announced today that it has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) in connection with a proposed rights offering, in which all existing shareholders, subject to applicable law, may participate on an equal and proportional basis in purchasing additional common shares.

The 2013 MOA provides that, in the event that Oyu Tolgoi project financing funds are not available to repay the New Bridge Facility and the $1.8 billion Interim Funding Facility, which both mature on December 31, 2013, Turquoise Hill would be obligated to launch a rights offering to close by the end of 2013 in order to repay both facilities. The Company has requested but has been unable to secure an extension of the New Bridge Facility and the Interim Funding Facility from Rio Tinto to coincide with the completion of the project financing or to implement alternative financing arrangements to allow it to repay the New Bridge Facility and the Interim Funding Facility by year end. The Company has filed a preliminary prospectus for a rights offering that will close as soon as practicable. To allow for completion of the rights offering, Turquoise Hill and Rio Tinto have agreed to amend the 2013 MOA and to extend the latest date by which the rights offering must be completed to January 13, 2014 (although the Company has agreed to use reasonable commercial efforts to close the rights offering as soon as practicable) and, correspondingly, to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014. In accordance with the 2013 MOA, as amended, Rio Tinto has provided a standby commitment pursuant to which Rio Tinto is required to acquire any Turquoise Hill common shares not taken up under the rights offering, subject to certain conditions. Turquoise Hill is therefore obligated to conduct the rights offering to generate net proceeds sufficient to repay all amounts outstanding under the Interim Funding Facility and the New Bridge Facility and all offering-related fees and expenses, including the 3% standby commitment fee to Rio Tinto. The definitive terms and size of the rights offering will be determined shortly before the filing of the final short form prospectus.

An application has been submitted to the TSX to approve the listing of the rights and the common shares issuable upon the exercise of the rights. Similar applications have also been made to the NYSE and NASDAQ to admit the rights for trading and list the common shares issuable upon the exercise of the rights, subject to Turquoise Hill fulfilling customary listing requirements.

Subject to applicable law, a rights certificate and a prospectus will be mailed to each shareholder after a record date has been set for issuance of the rights in conjunction with the filing of the final prospectus. It is expected that the rights offering will be open for exercise for 21 days from the date of mailing to shareholders.

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Shareholders who do not wish to exercise their rights to buy new common shares under the offering plan will have the option of selling the rights that they receive from the Company through the TSX, the NYSE or NASDAQ. Shareholders who do not exercise all of their rights will have their present ownership interests in Turquoise Hill, as a percentage of the total outstanding common shares, reduced as a result of the rights offering.

Turquoise Hill has filed today a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before shareholders invest, they should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Shareholders may get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC Web site at www.sec.gov. Alternatively, Turquoise Hill will arrange to send the prospectus to shareholders if they request it by calling toll-free 1-604-688-5755.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any securities regulatory authority.

Q3’13 FINANCIAL RESULTS AND RESTATEMENT OF 2012 FINANCIAL STATEMENTS

In Q3’13, Turquoise Hill recorded a net loss of $94.0 million ($0.09 per share), compared to net income of $112.2 million ($0.13 per share) in Q3’12, which was a decrease of $206.2 million. Results for Q3’13 included $15.7 million in revenue; $2.0 million in interest income; $2.6 million in foreign exchange gains; and $74.0 million of net loss attributable to non-controlling interests. These amounts were offset by $34.5 million in cost of sales; $15.0 million in exploration and evaluation expenses; $74.3 million in other operating expenses; $12.1 million in general and administrative expenses; $8.9 million in interest expense; $24.3 million in provision for income and other taxes; and $16.5 million in loss from discontinued operations.

Turquoise Hill’s cash position, on a consolidated basis at September 30, 2013, was $102.5 million. As at November 14, 2013, Turquoise Hill’s consolidated cash position was approximately $79.0 million.

Turquoise Hill has filed restated consolidated financial statements for the year ended December 31, 2012 as well as restated management’s discussion and analysis for the same period, including comparative periods presented therein.

Subsequent to the original issuance of the Company’s annual consolidated financial statements, Turquoise Hill determined that certain revenue transactions of its majority-owned subsidiary, SouthGobi Resources Ltd. (SouthGobi”), were previously recognized in the Company’s consolidated financial statements prior to meeting relevant revenue recognition criteria. The restatement is due to a change in the determination of when revenue should be recognized from its sales of coal previously recognized in the quarter ended December 31, 2010, the full year ended December 31, 2011 and the six months ended June 30, 2012. The affected transactions relate to sales contracts which specify the location of title transfer as the customer’s stockpile, which is located in a yard within the Ovoot Tolgoi mine’s mining license area. During the affected periods, revenue for such sales was recognized upon delivery of coal to the customer’s stockpile.

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The restated consolidated financial statements reflect a correction in the point of revenue recognition from the delivery of coal to the customer’s stockpile to loading the coal onto the customer’s trucks at the time of collection.

Additional information regarding the purpose and consequences of the restatement are set forth in the Company’s restated consolidated financial statements for the year ended December 31, 2012 as well as restated management’s discussion and analysis for the same period filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

OYU TOLGOI COPPER-GOLD MINE

Quarterly operational performance

Key operational and production metrics for Q3’13 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2013	3Q 2013	9 Months 2013
Open pit material mined (‘000 tonnes)	14,735	15,533	54,768
Ore treated (‘000 tonnes)	4,430	8,052	12,482
Processed head grades:
Copper (%)	0.42	0.47	0.45
Gold (g/t)	0.27	0.36	0.33
Silver (g/t)	1.31	1.39	1.36
Metal recovery (%)
Copper	73.7	81.7	78.7
Gold	57.4	66.3	62.9
Silver	48.5	54.9	52.4
Production of metals in concentrates (‘000 tonnes):
Copper in concentrates	13.1	30.6	43.7
Gold in concentrates	21	62	83
Silver in concentrates	85	196	281

During Q3’13, the concentrator consistently achieved throughput rates above 95% of capacity and is now operating at nameplate-capacity of approximately 100,000 tonnes of ore processed per day. Throughput rates continued to improve during Q3’13 with approximately 3.0 million tonnes of ore processed during September 2013. Recovery rates also improved during Q3’13 as the concentrator stabilized.

Open-pit production rates have been reduced in order to preserve cash and to better align the open-pit production to the needs of the concentrator in the ramp up period. During this period, approximately 3.0 million tonnes of previously stockpiled material was treated in Q2’13 and a further 5.4 million tonnes treated in Q3’13. Open-pit mining activities resumed during Q3’13 and are expected to return to normal operating levels at the end of Q4’13. The slowdown in open-pit mining and lower than planned mining rates as operations ramped up, resulted in the open-pit now being approximately eight months behind the vertical advancement of the 2013 Oyu Tolgoi Technical Report (2013 OTTR) open–pit mining schedule. This has caused a delay in access to higher grade ores. Notably, the high-gold grade areas of the open pit will not be reached in 2013 and the gold production peak will move into 2014 and 2015. Operating performance and ore-body knowledge are being reconciled with the 2013 OTTR. Although it is still very early in the mine’s development, indications are that the performance is in line with the 2013 OTTR’s expectations. As a result, Oyu Tolgoi’s current 2014 and 2015 planning parameters, which incorporate the delay, are consistent with the 2013 OTTR. Production for 2014 is expected to be in line with the 2013 OTTR. In 2014, Oyu Tolgoi expects to produce 150,000 to 175,000 tonnes of copper in concentrates and 700,000 to 750,000 ounces of gold in concentrates.

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The Oyu Tolgoi operations continue to progressively ramp up and are expected to now produce between 72,000 and 77,000 tonnes of copper in concentrates for 2013. The Company previously expected Oyu Tolgoi to produce between 75,000 and 85,000 tonnes of copper in concentrates for 2013. Daily rates for shipments of concentrate are expected to be broadly aligned with production rates by the end of 2013. The mine is expected to reach full capacity by the end of 2013.

The building of the Oyu Tolgoi-Gashuun Sukhait road to an existing toll road continues and is expected to be complete in January 2014. The diversion of the Undai River was completed in August 2013.

On September 23, 2013, Turquoise Hill announced that Oyu Tolgoi’s customers were engaged with Chinese customs officials to receive the necessary approvals to enable them to collect purchased concentrate from the bonded warehouse at the Gangquimandou bilateral border between China and Mongolia. Customers have received the necessary approvals allowing them to collect purchased concentrate. A convoy carrying concentrate departed from the Chinese-border warehouse on October 19, 2013 and, as at November 12, 2013, approximately 5,000 tonnes have been collected. As revenue is recognized when customers collect concentrate, Oyu Tolgoi is expected to begin recording revenue in Q4’13. As a result of the border collection issue, Oyu Tolgoi has built significant inventories of finished concentrates through 2013, which are expected to steadily reduce in 2014 to normal operating inventory levels by the end of 2014.

Long-term sales contracts have been signed for 60% of the Oyu Tolgoi mine’s concentrate production in the first three years, while 20% of concentrate production is contracted for ten years (subject to renewals). In July 2013, Oyu Tolgoi’s largest customer that had contracted for 30% of the mine’s output cancelled its contract (within its contract rights) as a consequence of delays in the start of commercial shipments. Discussions are ongoing with potential customers to place this cancelled tonnage under long-term contract.

Development of the Oyu Tolgoi underground suspended during Q3’13

Following notification from the Government of Mongolia that Oyu Tolgoi project financing would require Mongolian Parliamentary approval, funding and further development of the underground mine has been delayed until matters with the Government can be resolved and a new timetable agreed. Development of the underground mine was suspended on August 13, 2013. Turquoise Hill remains committed to the development of the underground mine, obtaining project finance to fund the Oyu Tolgoi Project and is engaging with the Government to achieve this. The Company continues to work on the optimization of the underground mine design and construction plan and the finalization of the feasibility study.

Prior to the suspension, underground lateral development at Hugo North advanced approximately 700 equivalent metres during Q3’13, including raiseboring and mass excavations. At September 30, 2013, the total distance excavated was approximately 16 kilometres of lateral tunnels. Sinking of Shaft #2 progressed during Q3’13 reaching a depth of approximately 1,200 metres below surface, 91% of its final depth. Development of the main ventilation station was completed during Q3’13. Sinking activity for Shaft #5, the primary ventilation shaft for underground development, continued during Q3’13 reaching a depth of approximately 200 metres below surface, 17% of its final depth.

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The feasibility study for the expansion of operations at the Oyu Tolgoi mine is ongoing and expected to be complete in the first half of 2014. The feasibility study team is assessing value engineering and optimization for the mine and will incorporate actual operating data as they become available.

Discussions with the Government of Mongolia

Turquoise Hill, Rio Tinto and the Government of Mongolia are continuing discussions concerning issues associated with the development and operation of Oyu Tolgoi, including project financing. These discussions are taking place to achieve a resolution of the outstanding issues and Turquoise Hill believes there is positive engagement between the parties and progress is being made. All parties are working together to resolve all remaining issues, including the sharing of economic value from the project, clarification of initial development and construction costs, access to water, and the timing, completion and Oyu Tolgoi LLC shareholder approval of the feasibility study for the expansion of operations.

Following notification from the Government that Oyu Tolgoi project financing would require Mongolian Parliamentary approval, funding and further development of Oyu Tolgoi has been delayed until matters with the Government can be resolved and a new timetable agreed. Development of the underground mine was suspended on August 13, 2013.

Senior representatives of the Government have indicated that approval of project financing is a matter for the Board of Oyu Tolgoi LLC rather than the Mongolian Parliament, and recent discussions indicate progress and a willingness from all parties to co-operate to resolve outstanding matters.

Long-term funding

The Company remains committed to obtaining project finance. Some uncertainty remains regarding the approvals process and timing required to resolve the complex outstanding issues to enable completion of the proposed project financing package. Given the uncertainties regarding the timing required to resolve all outstanding issues and complete the feasibility study for the expansion of operations at Oyu Tolgoi, Turquoise Hill is of the view that it will not be in a position to complete or draw down project financing in 2013.

Oyu Tolgoi workforce

Employment at Oyu Tolgoi continues to focus on utilizing Mongolian men and women and developing their skills through established training programs. Currently, approximately 89% of Oyu Tolgoi’s employees are Mongolian nationals. It is anticipated that by the end of 2013, 90% of Oyu Tolgoi’s employees will be Mongolian nationals in line with the requirement of the Investment Agreement. Additionally, the number of Mongolians in senior leadership roles has increased during 2013 with the appointment of a number of individuals to the Oyu Tolgoi executive management team. Mongolians now occupy nearly 50% of all superintendent and specialist-level positions and over 35% of manager/principal roles.

Development and exploration drilling continued in Q3’13

Exploration drilling results have confirmed a potential Hugo West deposit in the Oyu Tolgoi trend. The first drill hole returned an intersection of 502 metres at 0.54% copper and 0.32g/t gold. These encouraging Hugo West drilling results highlight the prospectivity of Oyu Tolgoi. The exploration team at Oyu Tolgoi are working with geoscientists from Turquoise Hill Resources and Rio Tinto to identify further targets in the Oyu Tolgoi trend and to develop the potential of Hugo West.

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The Hugo West target is located to the west of Hugo South, in close proximity to existing and proposed mine infrastructure, and is thought to represent an extension of the copper mineralization associated with Hugo North and Hugo South. However, the target appears structurally separated from the two adjacent deposits and is defined by different host stratigraphy and structural controls. Drilling to date indicates that mineralization, at moderate grades, potentially extends for up to 650 metres, from the defined copper grade shells for Hugo North to drill hole OTD1770 in the south. The true width and final strike of the mineralization has not yet been determined.

Hugo West has been an area of exploration interest for several years. The area was previously highlighted by drill holes OTD188, OTD259, OTD270, OTD272, OTD342, OTD343, OTD346, OTD491 and OTD1443. None of the previous drill holes have definitively tested the target. A coincident magnetotelluric (MT) anomaly was identified in an MT survey conducted in November 2011. The results of this survey concluded that the Hugo West MT target (MT16) was the southward extension of the Hugo North MT response; proximal to known mineralization with quartz-pyrite-sericite alteration. MT16 is also coincident with a strong resistivity low, a strong chargeability high, a strong magnetic high, and generally associated with a density low. The previous drilling, potential host stratigraphy, amenable geophysical responses, projected depth to target, and proximity to existing infrastructure all highlighted MT16 as a priority target for the 2013 drilling program.

OTD1769 was the first 2013 hole drilled in the Hugo West target. Drill hole OTD1769 is characterized a mineralized zone within quartz monzodiorite, which has been subsequently intruded by minor dykes. The mineralization is characterized by dominant pyrite, lesser chalcopyrite and trace bornite in higher grade sections. Bornite decreases down hole, along with a relative increase of pyrite to chalcopyrite ratios.

The second drill hole, OTD1770, contains two main lithologies, augite basalt and quartz monzodiorite intruded by narrow basalt and andesite dikes. Mineralization is similar to OTD1769.

Initial results for drill holes OTD1769 and OTD1770 are reported below. Results are based on half core sample at two metre intervals. Sample pulps are prepared on site by SGS Laboratories and dispatched to SGS Ulaanbaatar for fire assay gold analysis and ALS Vancouver for four-acid digest and a multi-element ICP suite. Comprehensive QA/QC protocols are in place and include the use of blanks, standards, and core, crusher and pulp duplicates.

Total exploration drilling from February 27, 2013 to October 11, 2013 was 3,794 metres on two holes within the Hugo West target. A new hole, OTD1771, 400 metres south of OTD1770 is planned.

SOUTHGOBI RESOURCES

In Q3’13, SouthGobi recorded revenue of $15.7 million compared to $3.8 million in Q3’12. Revenue increased primarily due to increased sales volumes and a higher average realized selling price. In Q3’13, SouthGobi sold approximately 0.94 million tonnes of coal at an average realized selling price of $22.05 per tonne compared to sales of approximately 0.32 million tonnes of coal at an average realized selling price of $16.98 per tonne in Q3’12. China’s economic growth has recently shown signs of gradual improvement with increasing steel production and higher levels of manufacturing activity. Coal prices, however, remained weak as a result of strong supply growth from major seaborne producers and ongoing weakness in global demand excluding China.

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In Q3’13, SouthGobi produced approximately 1.1 million tonnes of raw coal with a strip ratio of 1.39. There was no production in Q3’12.

As a result of the continued weakness of SouthGobi’s share price, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to the Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

Coal processing infrastructure

On February 13, 2012, SouthGobi announced the successful commissioning of the dry coal handling facility (DCHF) at the Ovoot Tolgoi mine. SouthGobi has received all permits to operate the DCHF. The 2013 mine plan considered limited utilization of the DCHF at the latter end of 2013. However there is now no plan to use the DCHF in 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and SouthGobi has delayed construction to upgrade the DCHF. A review of the DCHF, and its future contribution to SouthGobi’s product strategy, is currently ongoing. The total construction capital investment to date is approximately $85 million.

SouthGobi has an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (Ejin Jinda) to toll-wash coals from the Ovoot Tolgoi mine. Ejin Jinda’s wet washing facility is located in China approximately 10 kilometres from the Mongolia-China border crossing and approximately 50 kilometres from the Ovoot Tolgoi mine. SouthGobi is currently reassessing preliminary coal wash studies but continues to expect that washed coals will generally meet semi-soft coking coal specifications.

Governmental, regulatory and internal investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (IAAC) and the Mongolian State Investigation Office (SIA) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

Through its Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations which have been raised. SouthGobi’s Audit Committee has the assistance of independent legal counsel in connection with its investigation.

The Chair of SouthGobi’s Audit Committee is also participating in a tripartite committee, which includes the Chair of the Turquoise Hill Audit Committee and a representative of Rio Tinto. The committee is focused on the investigation of a number of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants have been engaged by this committee to assist it with its investigation. The tripartite committee substantially completed the investigative phase of its activities during Q3’13. SouthGobi continues to cooperate with the IAAC, SIA and with Canadian and United States government and regulatory authorities that are monitoring the Mongolian investigations. It is possible that these authorities may subsequently conduct their own review or investigation or seek further information from SouthGobi and until all such reviews or investigations are complete SouthGobi’s Audit Committee and the tripartite committee’s work may be considered ongoing.

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SouthGobi, through its Board of Directors and new management, has taken a number of steps to address issues noted during the investigations and focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

Granting of PMA’s and Withdrawal of Notice of Investment Dispute

On August 22, 2013, SouthGobi announced that it had withdrawn the Notice of Investment Dispute in recognition of the fact that the dispute was resolved following the grant of three pre-mining agreements (“PMAs”) on August 14, 2013 relating to the Zag Suuj Deposit and certain areas associated with the Soumber Deposit, and the earlier grant of a PMA on January 18, 2013 pertaining to the Soumber Deposit. Each of the PMAs was granted and executed by MRAM in accordance with Mongolian law.

KYZYL GOLD PROJECT

Sale of stake in Altynalmas

On February 13, 2013, the Company announced that it had signed an agreement with Sumeru Gold BV (Sumeru) for the sale of the Company’s 50% interest in Altynalmas for total cash consideration of $300 million. Subsequently, on August 2, 2013, the Company announced that, in light of changes in the gold market, it had entered into an additional agreement with Sumeru in connection with the sale. The supplemental agreement reflects a conditionally reduced cash consideration of $235 million. On August 6, 2013, Sumeru satisfied a key condition of the revised transaction structure by advancing $235 million to the Company ahead of completion of the transaction. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

CORPORATE ACTIVITIES

The Company signs binding term sheet with Rio Tinto for new funding package

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to $225 million with an original maturity of August 12, 2013 (Short-Term Bridge Facility). Amounts advanced to the Company under the Short-Term Bridge Facility bore interest at LIBOR plus 5%.

On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% interest in Altynalmas, and this amount was used to repay in full the $224.8 million principal then outstanding on the Short-Term Bridge Facility.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package. The Short Term Bridge Facility was extended to enable the Company to drawdown against it in order to fund a cash call obligation for Oyu Tolgoi due on August 13, 2013 and until definitive agreements for the new bridge facility (New Bridge Facility) were finalized, which subsequently occurred on August 23, 2013. Rio Tinto waived its right to exercise its option to convert all or any amounts outstanding under the Short-Term Bridge Facility into the Company’s common shares, and the New Bridge Facility is not convertible into any securities of the Company.

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Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility that had an original maturity date of December 31, 2013. The New Bridge Facility has a front-end fee of $6 million, an interest rate of LIBOR plus 5% per annum on drawn amounts and a commitment fee of 2% per annum on undrawn amounts. The facility was initially used to refinance any amounts outstanding under the Short-Term Bridge Facility and thereafter is being used for the continued ramp up of phase one of the Oyu Tolgoi mine development.

Under the terms of the New Bridge Facility, in the event that the Oyu Tolgoi project financing funds are not available to repay the $600 million New Bridge Facility and the $1.8 billion Interim Funding Facility by their respective maturity dates, the Company would be obligated to launch a rights offering, with a standby commitment from Rio Tinto, originally to close by the end of 2013, the proceeds of which would be used to repay both facilities. To allow for completion of the rights offering, Turquoise Hill and Rio Tinto have agreed to amend the 2013 MOA and to extend the latest date by which the rights offering must be completed to January 13, 2014 and, correspondingly, to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by AMC Consultants as Mining Manager and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as a Principal Geologist. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

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SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Sep-30 2013	Jun-30 2013 (Restated1)	Mar-31 2013 (Restated1)	Dec-31 2012 (Restated1)
Revenue	$15.7	$6.1	$4.4	$1.3
Cost of sales	(34.5)	(31.7)	(23.5)	(36.7)
Exploration, evaluation and other operating expenses	(89.2)	(65.3)	(21.6)	(111.3)
General and administrative	(12.1)	(17.0)	(15.8)	(23.7)
Write-down of carrying value of property, plant and equipment	(0.3)	(4.9)	—	(12.9)
Foreign exchange gains (losses)	2.6	(2.0)	(1.7)	(7.9)
Change in fair value of derivative	—	—	—	—
Change in fair value of embedded derivatives	0.1	3.4	0.7	0.6
Net (loss) income from continuing operations attributable to parent	(84.8)	(77.8)	(40.4)	(144.0)
Loss from discontinued operations attributable to parent	(9.3)	(27.6)	(10.5)	(1.0)

Net (loss) income attributable to parent	(94.1)	(105.4)	(50.9)	(145.0)

Basic (loss) income per share attributable to parent
Continuing operations	($0.08)	($0.08)	($0.04)	($0.14)
Discontinued operations	($0.01)	($0.03)	($0.01)	($0.00)

Total	($0.09)	($0.11)	($0.05)	($0.14)

Diluted (loss) income per share attributable to parent
Continuing operations	($0.08)	($0.08)	($0.04)	($0.14)
Discontinued operations	($0.01)	($0.03)	($0.01)	($0.00)

Total	($0.09)	($0.11)	($0.05)	($0.14)

	Sep-30 2012 (Restated1)	Jun-30 2012 (Restated1)	Mar-31 2012 (Restated1)	Dec-31 2011 (Restated1)
Revenue	$3.8	$46.6	$26.5	$33.6
Cost of sales	(36.8)	(51.3)	(30.7)	(35.9)
Exploration, evaluation and other operating expenses	(30.5)	(36.1)	(29.2)	(42.2)
General and administrative	(18.3)	(81.0)	(31.5)	(34.6)
Write-down of carrying value of property, plant and equipment	(2.3)	—	—	(16.6)
Financing costs	—	(164.4)	—	—
Foreign exchange gains (losses)	13.7	(9.0)	9.9	13.5
Change in fair value of derivative	176.2	18.5	—	—
Change in fair value of embedded derivatives	12.9	26.8	(0.8)	10.8
Net (loss) income from continuing operations attributable to parent	125.5	(263.5)	(63.4)	(63.4)
Loss from discontinued operations attributable to parent	(13.3)	(22.8)	(29.6)	(31.1)

Net (loss) income attributable to parent	112.2	(286.3)	(93.0)	(94.5)

Basic (loss) income per share attributable to parent
Continuing operations	$0.14	($0.33)	($0.08)	($0.08)
Discontinued operations	($0.01)	($0.03)	($0.04)	($0.04)

Total	$0.13	($0.36)	($0.12)	($0.12)

Diluted (loss) income per share attributable to parent
Continuing operations	$0.14	($0.33)	($0.08)	($0.08)
Discontinued operations	($0.01)	($0.03)	($0.04)	($0.04)

Total	$0.13	($0.36)	($0.12)	($0.12)

1Quarterly periods through June 30, 2013 have been restated. Refer to Note 2 to the Company’s unaudited interim consolidated for the three and nine month periods ended September 30, 2013.

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About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878) and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting satisfaction of the conditions for the completion of the Rights Offering and other transactions contemplated by the 2013 MOA; commencement and success of the Rights Offering; approval for listing of Rights, Common Shares and/or Standby Shares on the NYSE, NASDAQ or TSX; anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, the Standby Commitment not being terminated and any impact this may have on the ability and timing to repay the Interim Funding Facility and the New Bridge Facility and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi Project and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

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With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi Project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi Project and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi Project; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi Project.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi Project has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi Project will be delayed until matters with the Mongolian government can be resolved and a new timetable has been established. These delays can impact project economics.

The MD&A also contain references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this Prospectus, including the documents incorporated by reference herein, are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi Project, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. In addition, see “Cautionary Note to United States Investors”. Such estimates and statements are, in large part, based on the following:

•	Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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•	Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•	Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Project and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•	Assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Project, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 25, 2013 in respect of the year ended December 31, 2012 (the “AIF”).

Readers are cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on our forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in the MD&A for the Company’s third quarter results are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in the MD&A are expressly qualified by this cautionary statement.

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